UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

O2Micro International Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.00002 per share
(Title of Class of Securities)

67107W100
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67107W100

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,105,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,105,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,105,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 67107W100

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,105,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,105,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,105,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 67107W100

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,105,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,105,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,105,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 67107W100

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,105,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 85,105,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,105,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 67107W100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 85,105,000 Shares beneficially owned by Lone Star Value Investors is approximately $4,380,289, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 2, 2015, Lone Star Value Management (together with its affiliates, “Lone Star Value”) delivered an open letter to the Issuer’s shareholders. In the letter, Lone Star Value expressed its serious concerns regarding the Issuer’s long history of poor operating and financial performance. Lone Star Value noted that the Issuer’s stock price has underperformed by -26%, -50% and -50% over the past 1, 3, and 5 years, respectively, versus NASDAQ Composite returns of +14%, +72% and +130% over this same time period. Lone Star Value pointed out that revenue has fallen by 63% since 2007 while SG&A expenses as a percentage of revenue has increased from 28% in 2007 to 42% in 2013, resulting in a consistent stream of operating losses.  The letter pointed out that there are meaningful opportunities within the control of the Issuer’s Board of Directors (the “Board”) and management to unlock significant value for all the Issuer’s shareholders.  Lone Star Value urged the Board to immediately end the cash burn and to add shareholder representation to the Board. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,350,808,500 Shares outstanding as of September 30, 2014, which is the total number of Shares reported outstanding in Exhibit 99.1 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on October 30, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on January 30, 2015, Lone Star Value Investors beneficially owned 85,105,000 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 85,105,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,105,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 67107W100

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 85,105,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 85,105,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,105,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 85,105,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 85,105,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,105,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 85,105,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 85,105,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,105,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 67107W100

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to Shareholders, dated February 2, 2015.

CUSIP NO. 67107W100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2015

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP NO. 67107W100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Ordinary Shares* Purchased/(Sold)	Price Per Share($)*	Date of Purchase / Sale

4,700	2.1997	12/22/2014
1,200	2.1600	12/23/2014
5,000	2.2000	12/23/2014
5,000	2.1920	12/23/2014
20,000	2.1958	12/23/2014
10,000	2.1884	12/23/2014
3,800	2.1880	12/24/2014
3,900	2.5018	01/13/2015
700	2.4700	01/14/2015
20,000	2.4393	01/14/2015
5,000	2.4017	01/15/2015
400	2.3500	01/16/2015
400	2.3975	01/16/2015
3,200	2.4513	01/20/2015
5,000	2.4856	01/20/2015
1,000	2.4530	01/21/2015
5,000	2.5080	01/21/2015
200	2.4100	01/22/2015
800	2.4515	01/22/2015
200	2.3900	01/23/2015
5,000	2.4400	01/23/2015
5,000	2.4360	01/23/2015
1,900	2.4389	01/26/2015
200	2.4100	01/27/2015
1,719	2.4230	01/27/2015
600	2.3517	01/28/2015
3,500	2.3790	01/28/2015
1,381	2.4206	01/28/2015
100	2.3600	01/29/2015
500	2.3780	01/29/2015
5,000	2.4036	01/29/2015
5,000	2.3996	01/29/2015
5,000	2.4100	01/30/2015
5,000	2.4000	01/30/2015
5,000	2.3900	01/30/2015
5,000	2.3900	01/30/2015
5,000	2.3900	01/30/2015

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* American Depositary Share each representing 50 ordinary shares, par value $0.00002 per share, of the Issuer.